[First Community Financial Partners, Inc. Letterhead]

December 20, 2012

VIA EDGAR AND COURIER

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attention: Mark Webb, Legal Branch Chief

Re:     First Community Financial Partners, Inc.
Form S-4’s
Filed November 20, 2012
File No. 333-185041, 333-185043 and 333-185044

Dear Mr. Webb:

We are in receipt of your comment letter dated December 14, 2012 to the Registration Statements on Form S-4 (the “Registration Statements”) filed with the Securities and Exchange Commission (the “Commission”) on November 19 and November 20, 2012 by First Community Financial Partners, Inc. (the “Company”). On behalf of the Company, we have addressed your comment letter by reproducing each comment below in bold text and providing the Company’s response immediately following. Additionally, herewith filed with EDGAR are complete copies of Amendment No. 1 to each of the Registration Statements on Form S-4 (the “Amendments No. 1”). We are also providing via courier two copies of each Amendment No. 1, and two copies of each Amendment No. 1 marked to show changes from the corresponding Registration Statements filed on November 19 and November 20, 2012. Please note that the pagination in each Amendment No. 1 has changed as a result of the typesetting process.

General

1.     Please provide us with any board book materials.

The Company’s Response:

Legal counsel for each of First Community Bank of Plainfield, First Community Bank of Homer Glen & Lockport and Burr Ridge Bank and Trust will provide the Staff, under separate cover and on a confidential basis, copies of board book materials.

Cover Page

2.	In your next amendment, please revise the cover to indicate the number of shares being offered. See Item 501(b)(2) of Regulation S-K.

The Company’s Response:

The cover of each Amendment No. 1 has been revised to indicate the number of shares being offered.

Table of Contents, page vi

3.     Please revise to describe the annex items.

The Company’s Response:

The Table of Contents of each Amendment No. 1 has been revised to describe the annex items.

Comparative Historical and Unaudited Pro Forma Per Share Financial Data, page 4

4.	Revise to include per share equivalent data. See Item 3(f) of the instructions to Form S-4.

The Company’s Response:

The Comparative Historical and Unaudited Pro Forma Per Share Financial Data of each Amendment No. 1 has been revised to include per share equivalent data.

Risk Factors, page 21

5.     Please move the risks of the transaction to the forefront of the section.

The Company’s Response:

The risks of the transactions in each Amendment No. 1 have been moved o the forefront of the Risk Factors section.

6.
Some of your risk factors state that you cannot give assurance of a particular outcome. Please remove all such language since the risk is not your inability to give assurance, but the underlying situation.

The Company’s Response:

The language in the Risk Factors section of each Amendment No. 1 has been revised in response to the Commission’s comment.

Special Note Regarding Forward-Looking Statements, page 35

7.	Since this offering is an initial public offering, the safe harbor is not available. See Section 27A(b) of the 1933 Act. Please revise.

The Company’s Response:

The language in the Special Note Regarding Forward-Looking Statements of each Amendment No. 1 has been revised in response to the Commission’s comment.

The Merger, page 37

8.	Please revise to include the negotiation of the principal terms of the transaction, including price.

The Company’s Response:

The Merger section of each Amendment No. 1 has been revised in response to the Commission’s comment.

9.     Please disclose the financial projections provided to Monroe Securities.

The Company’s Response:

The Merger section of each Amendment No. 1 has been revised in response to the Commission’s comment.

10.	On pages 45 and 46, you describe the use of different terminal earnings multiples and discount rates. Please advise us, with an eye toward additional disclosure, why the same rates were not used.

The Company’s Response:

The language of each Amendment No. 1 has been revised in response to the Commission’s comment. The Company has been advised by Monroe Securities that different terminal earnings multiples and discount rates were used by Monroe Securities, as between the Company and the applicable bank, because of the different risk profiles, earnings history, balance sheets, loan and deposit compositions, branches and management of each of the Company and the applicable bank.

11.	Please revise to disclose the total amount received by Monroe Securities from First Community in the last two years.

The Company’s Response:

The language of each Amendment No. 1 has been revised in response to the Commission’s comment.

Material United States Federal Income Tax Consequences, page 55

12.	Please revise to reflect that this section is based on an opinion, filed as an exhibit. Please identify the firm which provided the opinion.

The Company’s Response:

The Material United States Federal Income Tax Consequences of each Amendment No. 1 has been revised in response to the Commission’s comment.

13.	Please delete the statement, found at the beginning of the second paragraph, that this summary is for general information only.

The Company’s Response:

The Material United States Federal Income Tax Consequences of each Amendment No. 1 has been revised in response to the Commission’s comment.

Annex II, Fairness Opinion

14.	Please revise the first sentence of the penultimate paragraph to indicate that Monroe has consented to the use of its opinion in the prospectus.

The Company’s Response:

The Fairness Opinion included in Annex II of each Amendment No. 1 has been revised in response to the Commission’s comment.

15.	It is inappropriate to state that the opinion is intended “solely” for the use of the Committee or to limit reliance on it with regard to person.

The Company’s Response:

The Fairness Opinion included in Annex II of each Amendment No. 1 has been revised in response to the Commission’s comment.

Exhibit 8.1

16.	We note the “assumptions and qualifications” referenced in the second paragraph on page 2. Please revise to move that information to the opinion.

The Company’s Response:

Exhibit 8.1 of each Amendment No. 1 has been revised to delete the reference to “assumptions and qualifications” in the second paragraph on page 2 of Exhibit 5.1 in response to the Commission’s comment.

First Community Financial Partners, Inc. Financial Statements
Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Troubled Debt Restructurings, page F-10 and F-50

17.
We note your disclosure that a loan that is modified at a market rate of interest will not be classified as a troubled debt restructuring and impaired in the calendar year subsequent to the restructuring if it is in compliance with the modified terms. We believe the guidance in ASC 310 indicates that a TDR is always considered impaired and therefore impairment should always be measured using the guidance in ASC 310-10-35. Please revise your disclosure to clarify how you measure credit impairment on loans that were previously classified as TDRs. If you do not measure credit impairment for these loans using the guidance in ASC 310-10-35, please tell us why and describe the impact on your financial statements at both September 30, 2012 and December 31, 2011 if you measured credit impairment for these loans using this guidance.

The Company’s Response:

Note 1 to the Consolidated Financial Statements of the Company has been revised in response to the Commission’s comment.

18.
As a related matter, please revise your disclosure in your “loans” footnote to describe, in more detail, the types / nature of modifications made and to quantify them by type of modification. Furthermore, please revise your “loans” footnote to provide a roll-forward of your TDRs for each period presented.

The Company’s Response:

Note 1 and Note 5 to the Consolidated Financial Statements of the Company have been revised in response to the Commission’s comment.

Note 16. Fair Value Measurements, page F-35 and F-74

19.
Please revise to disclose how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type please disclose that also. Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses. Also, quantify the amount of collateral dependent loans for which you are using an appraisal performed within the past 12 months to serve as the primary basis of your valuation.

The Company’s Response:

Note 16 to the Consolidated Financial Statements of the Company has been revised in response to the Commission’s comment.

20.
Please revise to disclose in more detail how you consider estimated selling costs and/or discounts for lack of marketability and age of appraisal in measuring fair value of impaired loans and foreclosed real estate. Also, considering the fact that these assets are classified as level 3, please revise future filings to disclose all of the information, including quantitative disclosures of these level 3 adjustments, required by ASC 820‐10‐50.

The Company’s Response:

Note 16 to the Consolidated Financial Statements of the Company has been revised in response to the Commission’s comment.

__________________________________
As requested by the Commission’s letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (708) 675-1131 should you have any questions regarding our responses or any related matters.
Sincerely,

First Community Financial Partners, Inc.

By:     /s/ Patrick J. Roe
Title:    Chief Executive Officer

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